# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Xilio Therapeutics, Inc., CIK 0001840233
CUSIP: 28422T209
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 828 Winter Street, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001055951

## Reporting persons
- ORBIMED ADVISORS LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 642,000; sole dispositive power 0; shared dispositive power 642,000; aggregate amount beneficially owned 642,000 (9.99% of the class)
- OrbiMed Capital GP X LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 481,500; sole dispositive power 0; shared dispositive power 481,500; aggregate amount beneficially owned 481,500 (7.49% of the class)

## Item 1. Issuer
Name of issuer: Xilio Therapeutics, Inc.
Address of issuer's principal executive offices: 828 Winter Street Waltham, MA 02451

## Item 2. Person Filing
Name of person filing:
OrbiMed Advisors LLC ("OrbiMed Advisors"), a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.

OrbiMed Capital GP X LLC ("OrbiMed GP" and together with OrbiMed Advisors, the "Reporting Persons"), a limited liability company organized under the laws of Delaware.
Address of principal business office or, if none, residence:
601 Lexington Avenue, 54th Floor

New York, NY 10022
Citizenship: Please refer to Item 4 on each cover sheet for each filing person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
OrbiMed Advisors: 642,000
OrbiMed GP: 481,500
Percent of class:
OrbiMed Advisors: 9.99%
OrbiMed GP: 7.49%
Sole power to vote or to direct the vote:
OrbiMed Advisors: 0
OrbiMed GP: 0
Shared power to vote or to direct the vote:
OrbiMed Advisors: 642,000
OrbiMed GP: 481,500
Sole power to dispose or to direct the disposition:
OrbiMed Advisors: 0
OrbiMed GP: 0
Shared power to dispose or to direct the disposition:
OrbiMed Advisors: 642,000
OrbiMed GP: 481,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Persons hold 9.99% of the shares of Common Stock upon conversion of warrants in the aggregate on behalf of other persons who have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. OrbiMed Advisors exercises investment and voting power over the shares of Common Stock through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the shares of Common Stock reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (05/15/2026)
- OrbiMed Capital GP X LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (05/15/2026)